Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

**A MEMBER OF THE LALBHAI GROUP**

02 APR 30 AM 11:32

9th April, 2002

82-3708

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

02028699

BY AIR MAIL

SUPPL

Dear Sirs,

Sub.:- Debt Restructuring Proposal of the Company

We hereby inform you that the Company's Scheme of Arrangement with lenders for Restructuring of its debts, filed under section 391 of the Companies Act, 1956, has been approved by the Hon'ble High Court of Gujarat.

You are requested to take note of the same.

Thanking you,

Yours faithfully,

JGDalal

Jagdish G. Dalal
Head (Legal & Secretarial)

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 4/30

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

**A MEMBER OF THE LALBHAI GROUP**

02 APR 30 AM 11:32

9th April, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

Sub.:- Press Release for Debt Restructuring Plan.

We are attaching herewith a copy of the Press Release being issued by the Company in respect of company's Scheme of Arrangement with lenders for debt restructuring plan approved by Hon'ble High Court of Gujarat

This is for your information.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Encl.a.a.

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396



**Arvind Mills' Debt Restructuring Plan approved by Gujarat High Court**

Mumbai, April 9, 2002: The Gujarat High Court today upheld the debt restructuring plan proposed by The Arvind Mills Limited. Single Judge Shri.B.N.Nandi today passed an order approving the scheme of arrangement between The Arvind Mills Limited and its lenders. Mr.Saurabh N.Soparkar, Senior Adovate represented Arvind Mills in the High Court of Gujarat. With this order, the long wait for the lenders who have consented to the debt-restructuring plan kicked off in March, 2000 is over.

Sanjay Lalbhai, MD, The Arvind Mills Limited said " I would like to take this opportunity to thank all the lenders who supported the company's debt restructuring plan. Today's decision makes the debt restructuring plan legally binding on the company as well as all lenders including the dissenting lenders. We believe Arvind Mills has become one of the first Indian corporate to restructure its entire debt in one go rather than resort to frequent roll-overs which are standard financial practice in the Indian corporate financial system".

Arvind Mills' debt restructuring plan achieves the stupendous task of restructuring debt of over Rs.2700 crore owing to more than 80 lenders, including several foreign lenders. The plan assumes significance since formal debt restructuring systems are not prevalent and not many precedents of this size and magnitude are available in the Indian corporate sector.

Jayesh Shah, Chief Financial Officer, Arvind Mills said, "The debt restructuring plan will provide a permanent reduction in the interest burden of the company. The company has already tied up the necessary funds by realizing proceeds of no-core assets, rights issue of equity shares, fresh borrowings and internal accruals to meet its debt buy-back commitments".

The Arvind Mills Limited is the third largest producer of denim and one of the largest composite cotton textile mills in the world. It produces denim fabric, high-value cotton shirting fabric, knitted fabric, garments and cotton yarn.

For further details please contact:

Rajesh Chaturvedi
Adfactors PR
Tel : 022 283 2556
Mobile: 98200 69039